Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

24 December 2012

ANNOUNCEMENT FROM MARTIN ROGERS

The Company advises that non-executive director, Mr Martin Rogers, has disposed of part of his interest in Prima BioMed Ltd which he has advised were for personal reasons, including future expected personal tax obligations.

Mr Rogers remains as Prima BioMed’s largest shareholder with 20,354,679 shares and expresses his full confidence in the Prima BioMed team and for the potential of CVac.

Mr Rogers advised the Chairman and the CEO of his intention to sell the shares in a manner consistent with his legal obligations two weeks prior to the sale of the shares announced in the Appendix 3Y notice today.

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889